SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India.

VIA EDGAR

February 23, 2015

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Mr. Patrick Gilmore

Accounting Branch Chief

Re: Sify Technologies Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 21, 2014

File No. 000-27663

Dear Mr. Gilmore,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated February 9, 2015 with respect to the Company’s Audited Financial Statements filed along with Form 20-F for the fiscal year ended March 31, 2014 (the “Audited Financial Statements”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 55

We note that your disclosure regarding cash flows from operating activities does not include a discussion of the reasons for the underlying changes in working capital items that affect operating cash flows. Please revise your disclosures in future filing to address the material changes in the underlying drivers related to these items and provide us with proposed disclosure addressing our concerns. See Section IV.B.1 of SEC Release 33-8350. In this regard, we note that in your response to prior comment 4 in your letter dated February 15, 2012 you committed to making such disclosure but you have not done so.

Response:

We apologize for the oversight and intend to comply with the referenced disclosures in our future filings with adequate explanation with regard to material changes in cash flows from operating activities.

The proposed disclosure would be similar to the following:-

Net cash generated from operating activities for the year ended March 31, 2014 was ₹968 million ($16.1 million), ₹820 million higher as compared to the previous year. This positive change is primarily attributable to increased cash generated during the year from business operations, an increase in trade and other payables of ₹677 million ($11.26 million) attributable to procurements made for long term customer projects and an increase in deferred revenue of ₹145.57 million ($2.42 million) due to increases in advance billing in long term projects.

The cash generated was offset by an increase in trade and other receivables of ₹1347.40 million ($22.40 million) primarily attributed to growth in business operations and, an increase in other assets of ₹491 million ($8.20 million) attributed to an increase in advances paid towards procurement of assets and increase in inventories of ₹14 million ($0.23 million).

Comment 2:

Notes to the Consolidated Financial Statements

Note 3. Significant accounting policies

o. Revenue

Applications Integration Services, page 118

2. We note that revenue from Applications Integration Services is recognized based on the percentage of completion method. Please tell us your consideration of disclosing the methods adopted to determine the stage of completion of these transactions. Refer to paragraph 35 of IAS 18.

Response:

Some of the contracts entered into under the Applications Integration Services business are time and effort based. Revenue is recognized based on the amount of time/effort spent on a project.

We intend to include disclosure to that effect in our future filings.

Comment 3:

Note 13. Trade and other receivables, page 130

3. We note your disclosure on page 131 that you maintain an allowance for doubtful receivables based on its age and collectability. We also note the aging provided on page 154 which indicates that a significant portion of your trade receivables balance is past due by 181 days or more. Please describe your process for determining the amount of the allowance for doubtful receivables and tell us if you have a policy for determining when trade receivables are written off. Also, please provide us with your analysis to substantiate that the current allowance is sufficient considering the significant balance of trade receivable that are past due. As part of your response, please quantify the amount of past due trade receivable balances collected subsequent to March 31, 2014 and provide us with an aging analysis as of September 30, 2014.

Response:

Process for determining the amount of allowance for trade receivables:

We recognize revenue only when it is probable that the economic benefits associated with the transaction will flow to the entity. Accordingly, no revenue is recognized unless it is considered probable that payment will be received.

We have a policy of evaluating impairment of assets by which assets are grouped on the basis of similar credit characteristics such as by industry, nature of the customer, past due status and other factors which are relevant to the estimation of future cash flow for each group of such assets. Allowances are recognized on a group basis pending identification of impairment losses on individual assets in the group. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group.

We review the position of trade receivables on a regular basis. In line with the above policy, we have estimated the amount of uncollectible receivables as on the reporting date and created an allowance for uncollectible amounts. The assessments reflect management’s best assumptions and estimates.

The following is the summary of the process followed for determining the amount of allowance for trade receivables: -

1)	Collective review of trade receivables – The receivables are reviewed collectively based on their industry, nature of the customer, past due status and other factors and percentage of allowances are determined on a prudent basis taking into account the probability of its realization and past experience with similar customers.

2)	Impairment of individual accounts – After continuous follow ups with the customer and when the collectability is not possible in the foreseeable future, loss is determined in the individual account and is removed from receivables.

The trade receivables which are past due primarily consist of customers of the following nature:

1.	As per the Indian Income Tax Act, the customers who are paying for services are obliged to deduct withholding tax from the payments made by them. These withholding taxes would subsequently be claimed from the Income Tax Department or adjusted with tax liability, if any, based on the certificate of deduction issued by such customers. Pending collection of certificates, these balances are included in trade receivables. We are taking steps to collect these certificates. We do not expect any loss to arise in respect of collection of these certificates as the customers are legally obliged to provide such certificates.

2.	Certain key customers on bilateral arrangements who also serve us in the capacity of vendors. These customers are based both in and outside India. The payables primarily arise on purchase of bandwidth from Telecommunication Companies, charges for voice traffic by carrier and these vendors are also customers for other businesses. The outstanding amounts are settled at intervals on a mutually agreed upon basis. We are in discussion with these customers and are proposing to adjust the payables of these customers against the money receivable from them. As per Indian Foreign Exchange Management Act, 1999, any such adjustment with a customer located outside India would also require the prior approval of the Reserve Bank of India. These balances are shown on a gross basis subject to application / approval by Reserve Bank of India and adjustment of balances with payables from these customers.

3.	We have entered into contracts with customers including Government and state-owned enterprises. These contracts are generally on a long–term basis with deferred payment terms and further, the engagements with these customers have been on a continuous basis. These customers have not disputed their account receivable and we have also been receiving payment from these customers subsequently. We believe that collectability was reasonably assured at the time of contract signing and has remained so during subsequent periods also including from those customers that have not paid strictly according to contractual terms. We do not have any reason to believe that we will observe any impairment among these customers in the near foreseeable future.

4.	Though there has been increase in ageing of customers over a period of time, the creditworthiness of the customers has not deteriorated. The collections from customers are continuing at a higher rate. We strongly believe that we have made adequate provision for any possible impairment of its receivables. The amount of receivables past due as of March 31, 2014 are adjusted/collected to the tune of ₹497 million as of September 30, 2014.

Aging analysis as of September 30,2014 of those receivables which are past due as of March 31,2014

Aging	Status (₹ In millions) as of March 31, 2014	Status (₹ In millions) as of September 30, 2014
181-270 days	274	166
271-365 days	265	137
>365 days	666	405
Total	1,205	708

As requested in the Comment Letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar

Title: Chief Financial Officer

Sify Technologies Limited

Chennai

India